Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Fiona Darmon
Tel: +972 8 861 0000	Tel: 646 797 2868
Email: investors@rrsat.com

For Immediate Release

LIOR RIVAL, RRSAT’S VP, SALES & MARKETING, RECEIVES HONORABLE
MENTION BY SOCIETY OF SATELLITE PROFESSIONALS INTERNATIONAL

One of the young professionals cited for their promise as future leaders

RE’EM – October 6, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that Mr. Lior Rival, Vice President, Sales & Marketing of RRsat Global Communications, is to receive honorable mention at the Society of Satellite Professionals International (SSPI) 2009 Promise Awards.

Mr. Rival will receive the honorable mention, and be cited for his promise as a future leader, at the SSPI’s 4th annual Future Leaders Dinner due to take place on October 13, 2009 at The Princeton Club in midtown Manhattan.

The “Promise” Award is presented to young satellite professionals who have shown the potential to play a leadership role in the industry. They will be people who have demonstrated initiative, creativity and problem-solving skills that made a positive impact on their company’s performance.

The Society of Satellite Professionals International is a nonprofit member-benefit society that serves satellite professionals throughout their working lives. With chapters in the Americas, the Middle East, Europe and Asia, SSPI works to attract new talent to the industry, helps satellite professionals advance in their careers, works to increase the professional standing of members and honors extraordinary achievement by satellite professionals and the companies they work for.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to report future successes and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

Information in this press release concerning the awards and the Society of Satellite Professionals International (SSPI) is based on the press release issued by SSPI, as well as SSPI website content, and has not been independently verified by RRsat.